UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _____)*
CFS Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
12525D102
(CUSIP Number)
Daryl D. Pomranke c/o CFS Bancorp, Inc. 707 Ridge Road Munster, IN 46321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 13, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daryl D. Pomranke
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	71,943
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	71,943
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gregory W. Blaine
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	42,700
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	42,700
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gene Diamond
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	76,437
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	76,437
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John W. Palmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	2,000
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	2,000
	10. Shared Dispositive Power	1,055,659
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert R. Ross
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	32,724
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	32,724
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 12525D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joyce M. Simon
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	38,788
	8. Shared Voting Power	1,320,251(1)
	9. Sole Dispositive Power	38,788
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,251(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
14.	Type of Reporting Person (See Instructions)
IN

(1) Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the Reporting Persons (defined below) may be deemed to have beneficial ownership as a result of the Voting Agreement (described further in Item 4 of this Schedule 13D) among First Merchants Corporation and certain shareholders of CFS Bancorp, Inc., including Gregory W. Blaine, Gene Diamond, John W. Palmer, Daryl D. Pomranke, Robert R. Ross and Joyce M. Simon (the “Reporting Persons”)  The Reporting Persons’ reported shared voting power with respect to such shares of common stock is limited in all cases to the purposes described in the Voting Agreement.  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of CFS Bancorp, Inc. that are reported under the heading “shared voting power” above and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value, of CFS Bancorp, Inc. (“CFS”).  The address of the principal executive offices of CFS is 707 Ridge Road, Munster, IN  46321.

Item 2.  Identity and Background

The name, business address, principal occupation or employment and five-year employment history of each of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.  None of the Reporting Persons listed on Schedule I during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.  All of the persons listed on Schedule I are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.  Purpose of Transaction

On May 13, 2013, CFS entered into an Agreement of Reorganization and Merger (the “Agreement”) with First Merchants Corporation (“First Merchants”), an Indiana corporation headquartered in Muncie, Indiana.  In accordance with the Agreement, CFS will merge with and into First Merchants (the “Merger”), and its wholly-owned bank subsidiary, Citizens Financial Bank (the “Bank”), will merge with and into First Merchants Bank.

The Agreement provides that at the effective time of the Merger, each outstanding share of common stock of CFS will be converted into the right to receive 0.65 shares of First Merchants common stock.  Pursuant to the Agreement, at the effective time of the Merger, CFS’ outstanding stock options will be converted into options to purchase shares of First Merchants’ common stock, and all outstanding shares of restricted stock will be converted into shares of First Merchants’ common stock based on the exchange ratio.

The transaction, which has been approved by the boards of directors of both CFS and First Merchants, is expected to close in the fourth quarter of 2013.  The transaction is subject to approval by the shareholders of both CFS and First Merchants, regulatory approval and other customary closing conditions.

The Agreement contains certain termination rights for both First Merchants and Citizens.  Under certain circumstances, termination of the Agreement by CFS may result in the payment of a termination fee to First Merchants, all as more fully described in the Agreement.

In connection with the Merger, each of the Reporting Person(s), each a director of CFS, entered into a Voting Agreement dated May 13, 2013 (the “Voting Agreement”) with First Merchants pursuant to which the Reporting Person(s) agreed to vote all of the shares of CFS common stock owned of record and beneficially by such Reporting Person(s) in favor of the Merger.

The foregoing description of the Agreement and the Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and the Voting Agreement, copies of which are attached as Exhibits 2.1 and 10.1, respectively, to CFS’ Form 8-K filed on May 13, 2013, and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The aggregate number and percentage of ownership of CFS common stock by the Reporting Persons are set forth in Schedule II hereto, which is incorporated herein by reference.

(b) Due to their respective relationships with each other as a result of the Voting Agreement, the Reporting Persons may be deemed to share voting power with respect to the 1,320,251 shares of CFS common stock reported herein.  Except for the shares of CFS common stock beneficially owned by each Reporting Person as set forth in Schedule II hereto, the Reporting Persons’ reported shared voting power of the 1,320,251 shares of CFS common stock is limited in all cases to the purposes described in the Voting Agreement.

(c) Joyce M. Simon reported a purchase of 498 shares of CFS common stock on March 27, 2013 at $7.90 per share.  The shares were purchased by the trustee of Ms. Simon’s account in the CFS Deferred Compensation Plan Trust upon receipt of funds from CFS.  She had no control over the timing or method of the transaction.  Robert R. Ross reported a purchase of seven (7) shares of CFS common stock on May 1, 2013 at $9.20 per share.  Mr. Ross acquired the shares pursuant to a dividend reinvestment plan.  Other than the transactions described above, there were no other transactions in CFS’ common stock during the past 60 days by the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.   Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement dated May 23, 2013 by and between the Reporting Persons.
2
Agreement of Reorganization and Merger between First Merchants Corporation and CFS Bancorp, Inc. dated as of May 13, 2013 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CFS Bancorp, Inc. on May 13, 2013).

3
Voting Agreement dated May 13, 2013, by and among First Merchants Corporation and certain shareholders of CFS Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CFS Bancorp, Inc. on May 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2013

REPORTING PERSONS /s/Daryl D. Pomranke Daryl D. Pomranke
/s/Gregory W. Blaine Gregory W. Blaine
/s/Gene Diamond Gene Diamond
/s/John W. Palmer John W. Palmer
/s/Robert R. Ross Robert R. Ross
/s/Joyce M. Simon Joyce M. Simon

Schedule I

CERTAIN INFORMATION CONCERNING THE
DIRECTORS OF CFS BANCORP, INC.

Set forth below are the name, present principal occupation or employment history (covering a period of not less than five years) of the Reporting Persons.  The business address of each such Reporting Person is c/o CFS Bancorp, Inc., 707 Ridge Road, Munster, Indiana 46321.

Daryl D. Pomranke was appointed Chief Executive Officer of the CFS and the Bank and was appointed to CFS’ Board of Directors effective December 30, 2011.  Mr. Pomranke was named President and Chief Operating Officer of CFS and the Bank in April 2008, after joining CFS and the Bank as Executive Vice President and Chief Operating Officer in April 2007.  Mr. Pomranke was elected as a Director of the Bank in June 2009.  Prior to joining us, he was employed by Harris N.A. (Northwest Indiana Region) and its predecessor, Mercantile National Bank of Indiana, since 1998.  Mr. Pomranke had various management roles and responsibilities at Harris N.A., including Regional Financial Services Officer, Chief Financial Officer, corporate development, corporate lending, cash management services, and strategic planning.

Gregory W. Blaine has been a Director of CFS and the Bank since 1998.  Mr. Blaine currently serves as a member of CFS’ Audit, Compensation, and Corporate Governance and Nominating Committees.  Mr. Blaine is the former Chairman and Chief Executive Officer of TN Technologies, Inc., a digital marketing communications company, retiring in 1998.  Mr. Blaine also served in various management roles with True North Communications, Inc., the parent company of TN Technologies, from 1979 to 1998, including Director of Global Operating Systems, and a member of the Board of Directors of True North Communication from 1990 to 1997.

Gene Diamond has been a Director of CFS since 1998 and the Bank since 1994.  Mr. Diamond chairs CFS’ Compensation Committee.  Mr. Diamond serves as the Regional Chief Executive Officer of the Northern Region of Franciscan Alliance where he is responsible for the hospital group consisting of Franciscan St. Margaret Health, located in Hammond and Dyer, Indiana; Franciscan St. Anthony Health in Crown Point, Indiana; Franciscan St. Anthony Health in Michigan City, Indiana; and Franciscan Physicians Hospital in Munster, Indiana.  From 2001 to 2004, Mr. Diamond served as the Regional Chief Operating Officer of the Northern Region.  Mr. Diamond previously served as Chief Executive Officer of St. Margaret Mercy Healthcare Centers from 1993 to 2004.

John W. Palmer became a Director of CFS and the Bank in 2010 and serves as a member of CFS’ Audit Committee.  Mr. Palmer formerly practiced as a Certified Public Accountant and is the co-founder of PL Capital, LLC., an investment firm specializing in the banking industry.  PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $20 million to $5 billion.  Prior to co-founding PL Capital in 1996, Mr. Palmer was a director at KPMG LLP, an international public accounting firm, from 1983 to 1996.  While at KPMG LLP, Mr. Palmer specialized in commercial banking, consumer finance, thrifts, mortgage banking, and discount brokerage, serving public and privately held clients.  He has experience with merger and acquisition transactions, public and private securities offerings, and numerous filings with the SEC and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies.  Mr. Palmer is the former Chairman of the Board of Directors of Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana.  Mr. Palmer also previously served as a director of Franklin Bancorp and its wholly-owned subsidiary Franklin Bank, N.A., a $700 million in assets commercial bank located in Southfield, Michigan, where he served on the audit, compensation, and loan committees of the board.  Mr. Palmer also served as Chairman of the Strategic Planning Committee of Franklin Bancorp.  He formerly served on the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois, from 1998 to 2006.  Mr. Palmer also serves on the Board of HF Financial Corp. a publicly-traded $1.2 billion in assets thrift holding company which is the parent holding company of Home Federal Bank, located in Sioux Falls, South Dakota which operates 34 branches throughout South Dakota and Minneapolis, Minnesota.

Robert R. Ross has been a Director of CFS and the Bank since 2004.  Mr. Ross serves as CFS’ non-executive Board Chairman, chairs its Audit Committee and is a member of its Corporate Governance and Nominating Committee and the Bank’s Asset Liability Management Committee.  Mr. Ross has served as the President of Ross Consulting, a business and financial consulting firm, since 2004.  Mr. Ross was an Audit Partner with PricewaterhouseCoopers, LLP, an international public accounting firm, from 1982 to 2004.  While a partner at PricewaterhouseCoopers, Mr. Ross served a variety of public companies including those in the financial and insurance services industries.  His internal responsibilities at PricewaterhouseCoopers, among others, included risk management oversight for the Midwest Region Offices of the firm and development of the firm’s global independence policies.  Mr. Ross has also served as a special accounting advisor to an independent counsel to the SEC in connection with certain investigative matters and has served as an instructor on the performance of integrated audits as prescribed by the Public Company Accounting Oversight Board.  Mr. Ross has prior experience as director on the boards of a number of not-for-profit entities and is also a Trustee Emeritus of Calumet College of St. Joseph.

Joyce M. Simon has been a Director of CFS and the Bank since 2004.  Ms. Simon chairs CFS’ Corporate Governance and Nominating Committee and is a member of CFS’ Compensation Committee.  Ms. Simon is a CPA and has served as the

Chief Financial Officer of the John G. Shedd Aquarium since 1992. Ms. Simon previously served as an Audit Partner with Ernst & Young LLP, an international public accounting firm, in Chicago, Illinois from 1988 through 1991 where she served a variety of public companies including those in the financial services industry.

Schedule II

LISTING OF SHARES

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)		Options Exercisable	Unvested Restricted Stock(2)	Total Amount of Beneficial Ownership	Total Percentage Ownership
Directors and Director Nominees:
Gregory W. Blaine	31,292		11,000	408	42,700	*
Gene Diamond	65,029	(4)	11,000	408	76,437	*
John W. Palmer	1,057,659	(3)	—	—	1,057,659	9.67%
Daryl D. Pomranke	46,268	(5)	5,000	20,675	71,943	*
Robert R. Ross	16,316	(6)	16,000	408	32,724	*
Joyce M. Simon	22,380	(7)	16,000	408	38,788	*
All Directors of CFS as a group (6 persons)	1,238,944		59,000	22,307	1,320,251	11.98%
_____________
*	Represents less than 1% of the outstanding stock.
(1)
Based upon filings made under the Securities Exchange Act of 1934, and information furnished by the persons named in this table.  Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Shares of unvested restricted stock are included in the table because the recipient of the shares has the right to vote and receive any dividends declared and payable on such shares during such time as the shares remain unvested.  Once shares of restricted stock are vested, the shares are included in the number of common shares beneficially owned.

(3)
Based on information provided by Mr. Palmer on his Directors and Officers Questionnaire signed and dated February 10, 2013 regarding his beneficial ownership of the CFS’ common stock.  Includes shares owned by PL Capital, LLC.; Financial Edge Fund, L.P.; Financial Edge–Strategic Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital/Focused Fund, L.P.; PL Capital Advisors, LLC; Goodbody/PL Capital, LLC; John W. Palmer; Richard J. Lashley; Beth Lashley; Dr. Robin Lashley; Danielle Lashley; Irving A. Smokler; Red Rose Trading Estonia OU; and PL Capital Pension Plan.  Certain of these parties have sole and/or shared voting and dispositive power with respect to these shares.

(4)	Includes 1,237 shares held in an individual retirement plan for Mr. Diamond; 42,000 shares owned jointly with his spouse; and 3,000 shares held by a private foundation he established.
(5)
Includes 4,394 shares allocated to Mr. Pomranke’s account in the Citizens Financial Bank 401(k) Retirement Plan; 24,874 shares owned jointly with his spouse; and 1,000 shares owned by his adult children.

(6)	Mr. Ross’ shares are owned jointly with his two adult children.
(7)
Includes 18,588 shares held in a trust for Ms. Simon established by CFS to fund its obligations with respect to the Directors’ deferred compensation plan and 1,000 shares owned jointly with her spouse.